UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026
Commission File Number 000-51138

GRAVITY CO., LTD.
————————————————————————————————————
(Translation of registrant’s name into English)

14F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
————————————————————————————————————
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

GRAVITY REPORTS SECOND QUARTER OF 2026 RESULTS AND BUSINESS UPDATES

Seoul, South Korea – August 7, 2026 – GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the second quarter ended June 30, 2026, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and business updates.
SECOND QUARTER 2026 HIGHLIGHTS

•Total revenues were KRW 161,884 million (US$ 104,524 thousand), remaining flat from the first quarter ended March 31, 2026 (“QoQ”) and a 5.2% decrease from the second quarter ended June 30, 2025 (“YoY”).

•Operating profit was KRW 27,582 million (US$ 17,810 thousand), representing a 10.5% decrease QoQ and a 40.2% increase YoY.

•Profit before income tax expense was KRW 32,470 million (US$ 20,966 thousand), representing a 15.3% decrease QoQ and a 73.6% increase YoY.

•Net profit attributable to parent company was KRW 24,341 million (US$ 15,717 thousand), representing a 17.2% decrease QoQ and an 83.8% increase YoY.

REVIEW OF SECOND QUARTER 2026 FINANCIAL RESULTS

Revenues

Online game revenues for the second quarter of 2026 were KRW 29,660 million (US$ 19,151 thousand), representing a 14.5% increase QoQ from KRW 25,906 million and a 35.0% increase YoY from KRW 21,971 million. The increase QoQ was mainly attributable to increased revenues from Ragnarok Online in Thailand and Ragnarok Online America Latina in Latin America. This increase was partially offset by decreased revenue from Ragnarok Online in Japan. The increase YoY was mainly due to increased revenues from Ragnarok Online in Thailand, Taiwan, Hong Kong and Macau. This increase was partially offset by decreased revenue from Ragnarok Online America Latina in Latin America.

Mobile game revenues were KRW 128,611 million (US$ 83,040 thousand) for the second quarter of 2026, representing a 3.2% decrease QoQ from KRW 132,800 million and a 10.7% decrease YoY from KRW 144,003 million. The decrease QoQ was resulted by decreased revenues from Ragnarok: The New World in Taiwan, Hong Kong and Macau, Ragnarok: Twilight in Southeast Asia and Ragnarok M: Classic in Southeast Asia. Such decrease was partially offset by increased revenue from Ragnarok Origin Classic in Korea, Taiwan, Hong Kong, Macau and Southeast Asia. The decrease YoY was mainly due to decreased revenues from Ragnarok M: Classic in Taiwan, Hong Kong, Macau and Southeast Asia, Ragnarok Idle Adventure Plus and Ragnarok Origin. This decrease was partially offset by initial revenues from Ragnarok: The New World launched in Taiwan, Hong Kong and Macau on January 15, 2026 and Ragnarok Origin Classic launched in Korea, Taiwan, Hong Kong, Macau and Southeast Asia on March 26, 2026.

Other revenues were KRW 3,613 million (US$ 2,333 thousand) for the second quarter of 2026, representing a 13.9% increase QoQ from KRW 3,172 million and a 24.2% decrease YoY from KRW 4,766 million.

Cost of Revenue

Cost of revenue was KRW 109,541 million (US$ 70,727 thousand) for the second quarter of 2026, representing a 0.6% decrease QoQ from KRW 110,224 million and a 3.9% decrease YoY from KRW 114,006 million. The decrease QoQ was mainly due to decreased salaries. The decrease YoY was primarily due to decreased commissions paid for mobile game services related to Ragnarok M: Classic in Taiwan, Hong Kong, Macau and Southeast Asia, and outsourcing fee.

Operating Expenses

Operating expenses were KRW 24,761 million (US$ 15,987 thousand) for the second quarter of 2026, representing an 18.9% increase QoQ from KRW 20,824 million and a 33.2% decrease YoY from KRW 37,064 million. The increase QoQ was mainly due to increased research and development expenses and salaries. The decrease YoY was mainly due to decreased advertising expenses for Ragnarok Idle Adventure Plus in Taiwan and Southeast Asia, Ragnarok Online America Latina in Latin America, Nobunaga's Ambition: The Road to the World in Japan and Ragnarok: Back to Glory in Korea.

Profit Before Income Tax Expense

Profit before income tax expense was KRW 32,470 million (US$ 20,966 thousand) for the second quarter of 2026 compared with profit before income tax expense of KRW 38,325 million for the first quarter of 2026 and profit before income tax expense of KRW 18,706 million for the second quarter of 2025.

Net Profit

As a result of the foregoing factors, Gravity recorded a net profit attributable to parent company of KRW 24,341 million (US$ 15,717 thousand) for the second quarter of 2026 compared with net profit attributable to parent company of KRW 29,394 million for the first quarter of 2026 and a net profit attributable to parent company of KRW 13,245 million for the second quarter of 2025.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 649,231 million (US$ 419,189 thousand) as of June 30, 2026.

Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the exchange rate of KRW 1,548.78 to US$ 1.00, the noon buying rate in effect on June 30, 2026 as quoted by the Federal Reserve Bank of New York.

GRAVITY BUSINESS UPDATES

Ragnarok Online IP-based Games

•Ragnarok M: Eternal Love 2, an MMORPG Mobile and PC game

Ragnarok M: Eternal Love 2 officially received an ISBN from Chinese government on July 23, 2026.

•Ragnarok: Twilight Global, an Idle MMORPG Mobile game

Ragnarok: Twilight Global was officially launched in Europe and North, Central and South America on June 4, 2026.

•Ragnarok: Rebirth, a 3D MMORPG Mobile game

Ragnarok: Rebirth was officially launched in Vietnam on July 9, 2026 and in Brazil on July 16, 2026.

•Ragnarok: Rebirth Global, a 3D MMORPG Mobile game

Ragnarok: Rebirth Global was officially launched in North, Central and South America (except Brazil) on July 16, 2026.

•Ragnarok: The New World, an MMORPG Mobile and PC game

Ragnarok: The New World was officially launched in Southeast Asia (except Vietnam) on July 16, 2026, and is preparing for its launch in Global (except certain regions).

•Ragnarok M: Classic, an MMORPG Mobile and PC game

Ragnarok M: Classic was officially launched in Korea on July 16, 2026.

•Ragnarok Origin Classic, an MMORPG Mobile and PC game

Ragnarok Origin Classic was officially launched in North, Central and South America on July 23, 2026.

•Ragnarok Zero: Global, an MMORPG PC game

Ragnarok Zero: Global will be launched in Southeast Asia, Europe and Oceania on August 18, 2026, and plans to be launched in North and South America in the fourth quarter of 2026.

•Ragnarok Online Plus, an MMORPG Mobile and PC game

Ragnarok Online Plus will be launched in Korea in the second half of 2026.

•Ragnarok: Midgard Senki, a 2D MMORPG Mobile and PC game

Ragnarok: Midgard Senki will be launched in Taiwan, Hong Kong and Macau in the second half of 2026, and is underway for its launch in Southeast Asia and Korea.

•Ragnarok Adventures, a Vertical Idle MMORPG Mobile game

Ragnarok Adventures will be launched in Japan in the second half of 2026.

•Ragnarok Online 3, an MMORPG Mobile and PC game

Ragnarok Online 3 is underway for its launch in China and Global within 2027.

•Ragnarok Abyss, an MMOARPG Mobile and PC game

Ragnarok Abyss will be launched in China in the first half of 2027, followed by launches in Taiwan, Hong Kong, Macau and Southeast Asia within 2027. Preparation for its launch in Korea is underway.

Other IP-based Games

•Requiem M, an MMORPG Mobile game

Requiem M was officially launched in Korea on June 30, 2026.

•Dragonica Landverse, an Action Adventure MMORPG Blockchain PC game

Dragonica Landverse was officially launched in Thailand on July 17, 2026.

•Hashire HEBEREKE: EX, a Racing and Remake Console and PC game

Hashire HEBEREKE: EX will be launched in Global on September 3, 2026.

•GALVATEIN: Adventure's Guild, a Simulation Console and PC game

GALVATEIN: Adventure's Guild will be launched in Global on September 22, 2026.

•Jaleco Arcade Collection, a Retro Console and PC game

Jaleco Arcade Collection will be launched in Global in the fourth quarter of 2026.

•LIGHT ODYSSEY, a Boss Rush Action and Soul-like Console and PC game

LIGHT ODYSSEY will be launched in Global in the fourth quarter of 2026.

•Final Knight, an Action RPG Console and PC game

Final Knight will be launched in Global within 2027.

Expansion of Ragnarok IP-business

Ragnarok Monsters Magic Rush! animation, comprising 50 episodes, premiered on the Cartoon Network Korea TV channel on May 6, 2026, and was subsequently selected as one of the channel's Top 10 programs based on viewership after its premiere.

Our New Joint Ventures

Gravity Co., Ltd. and its subsidiaries have completed the establishment of a joint venture in Indonesia, and plan to establish joint ventures in Thailand and two other countries. The Company aims to expand into new business areas by developing a global UGC(User Generated Content) platform and an HTML5 gaming platform, and launching an outsourcing business.

Investor Presentation

Gravity issued an investor presentation. The presentation contains the Company’s recent business updates, results of the second quarter in 2026 and Gravity’s business plan. The presentation can be found on the Company’s website under the IR Archives section at https://www.gravity.co.kr/en/ir/updates. Korean and Japanese versions of the presentation are also provided on the website.

About GRAVITY Co., Ltd. ---------------------------------------------------
Gravity is a developer and publisher of online and mobile games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 91 markets. For more information about Gravity, please visit http://www.gravity.co.kr.
Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2025 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr

Ms. Jin Lee
Ms. Jimin Park
IR Unit
Gravity Co., Ltd.
Email: ir@gravity.co.kr
Telephone: +82-2-2132-7800

GRAVITY Co., Ltd.
Consolidated Statements of Financial Position

(In millions of KRW and thousands of US$)

	As of
	31-Dec-25		30-Jun-26
	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	203,599	131,458	210,058	135,628
Short-term financial instruments	415,034	267,975	439,173	283,561
Accounts receivable, net	56,318	36,363	76,380	49,316
Other receivables, net	2,904	1,875	1,175	759
Prepaid expenses	13,766	8,888	24,578	15,869
Other current financial assets	4,333	2,798	5,461	3,526
Other current assets	2,559	1,652	2,087	1,348
Total current assets	698,513	451,009	758,912	490,007
Property and equipment, net	10,770	6,954	8,960	5,785
Intangible assets, net	7,157	4,621	5,469	3,531
Deferred tax assets	7,209	4,655	6,830	4,410
Other non-current financial assets	3,812	2,461	4,075	2,631
Other non-current assets	15,201	9,815	30,829	19,905
Total assets	742,662	479,515	815,075	526,269
Liabilities and Equity
Current liabilities:
Accounts payable	61,927	39,984	66,926	43,212
Deferred revenue	21,501	13,883	21,651	13,979
Withholdings	1,655	1,069	1,959	1,265
Accrued expense	2,597	1,677	2,181	1,408
Income tax payable	4,633	2,991	9,087	5,867
Other current liabilities	3,718	2,401	3,598	2,323
Total current liabilities	96,031	62,005	105,402	68,054
Long-term account payables	623	402	623	402
Long-term deferred revenue	410	265	1,859	1,200
Deferred tax liabilities	1,736	1,121	1,736	1,121
Other non-current liabilities	6,496	4,194	5,172	3,339
Total liabilities	105,296	67,987	114,792	74,116
Share capital	3,474	2,243	3,474	2,243
Capital surplus	26,979	17,420	26,979	17,420
Other components of equity	25,523	16,479	34,697	22,403
Retained earnings	580,882	375,058	634,617	409,754
Equity attributable to owners of the Parent Company	636,858	411,200	699,767	451,820
Non-controlling interest	508	328	516	333
Total equity	637,366	411,528	700,283	452,153
Total liabilities and equity	742,662	479,515	815,075	526,269

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,548.78 to US$ 1.00, the noon buying rate in effect on June 30, 2026 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.
Consolidated Statements of Comprehensive Income

(In millions of KRW and thousands of US$ except for share and ADS data)

	Three months ended				Six months ended
	31-Mar-26	30-Jun-25	30-Jun-26		30-Jun-25	30-Jun-26
	(KRW)	(KRW)	(KRW)	(US$)	(KRW)	(KRW)	(US$)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Online games	25,906	21,971	29,660	19,151	40,777	55,566	35,877
Mobile games	132,800	144,003	128,611	83,040	259,489	261,411	168,785
Other revenue	3,172	4,766	3,613	2,333	7,938	6,785	4,382
Total net revenue	161,878	170,740	161,884	104,524	308,204	323,762	209,044
Cost of revenue	110,224	114,006	109,541	70,727	201,464	219,765	141,896
Gross profit	51,654	56,734	52,343	33,797	106,740	103,997	67,148
Operating expenses:
Selling, general and administrative expenses	19,609	33,509	21,131	13,644	55,368	40,740	26,305
Research and development	1,133	3,291	2,951	1,905	6,722	4,084	2,637
Others, net	82	264	679	438	250	761	491
Total operating expenses	20,824	37,064	24,761	15,987	62,340	45,585	29,433
Operating profit	30,830	19,670	27,582	17,810	44,400	58,412	37,715
Finance income(costs):
Finance income	9,871	2,651	5,875	3,793	13,368	15,746	10,167
Finance costs	(2,376)	(3,615)	(987)	(637)	(10,612)	(3,363)	(2,171)
Profit before income tax	38,325	18,706	32,470	20,966	47,156	70,795	45,711
Income tax expense	8,934	5,486	8,123	5,245	11,858	17,057	11,013
Profit for the year	29,391	13,220	24,347	15,721	35,298	53,738	34,698
Profit attributable to:
Non-controlling interest	(3)	(25)	6	4	15	3	2
Owners of Parent company	29,394	13,245	24,341	15,717	35,283	53,735	34,696
Earnings per share
- Basic and diluted	4,230	1,906	3,503	2.26	5,077	7,733	4.99
Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900
Earnings per ADS
- Basic and diluted	4,230	1,906	3,503	2.26	5,077	7,733	4.99

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,548.78 to US$1.00, the noon buying rate in effect on June 30, 2026 as quoted by the Federal Reserve Bank of New York.
(1) Each ADS represents one common share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: August 7, 2026